Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Kadant Inc. 2006 Equity Incentive Plan to register 330,000 shares of common stock of our reports dated March 17, 2011, with respect to the consolidated financial statements and schedule of Kadant Inc. and the effectiveness of internal control over financial reporting of Kadant Inc. included in its Annual Report (Form 10-K) for the year ended January 1, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 16, 2011